                                                                                                               EXHIBIT 12
CENTRAL HUDSON GAS & ELECTRIC CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                                                       1995
                                           3 Months     6 Months   12 Months
                                             Ended       Ended       Ended                Year Ended December 31,
                                            June 30     June 30    June 30      1994       1993       1992       1991       1990
      Earnings:
A.  Net Income                             $10,856      $30,411    $ 50,345   $ 50,929   $ 50,390   $ 47,688   $ 42,941   $ 41,035
B.  Federal Income Tax                       5,843       16,253      26,424     26,806     27,158     24,363     21,361     20,374
C.   Earnings before Income Taxes           16,699       46,664      76,769     77,735     77,548     72,051     64,302     61,409
D.  Total Fixed Charges <FN1>                7,628       15,253      30,929     32,679     33,820     34,888     37,737     42,906
E.  Total Earnings                         $24,327      $61,917    $107,698   $110,414   $111,368   $106,939   $102,039   $104,315
   Preferred Dividend Requirements:
F.  Allowance for Preferred Stock
     Dividends Under IRC Sec 247           $ 1,282      $ 2,564    $  5,127   $  5,127   $  5,562   $  5,544   $  5,659   $  5,681
G.  Less Allowable Dividend
     Deduction                                 132          264         528        528        528        544        544        544
H.  Net Subject to Gross-up                  1,150        2,300       4,599      4,599      5,034      5,000      5,115      5,137
I.  Ratio of Earnings before Income
     Taxes to Net Income (C/A)               1.538        1.534       1.525      1.526      1.539      1.511      1.497      1.497
J.  Pref. Dividend (Pre-tax) (HxI)           1,769        3,528       7,013      7,018      7,747      7,555      7,657      7,690
K.  Plus Allowable Dividend
     Deduction                                 132          264         528        528        528        544        544        544
L.  Preferred Dividend Factor                1,901        3,792       7,541      7,546      8,275      8,099      8,201      8,234

M.  Fixed Charges (D)                        7,628       15,253      30,929     32,679     33,820     34,888     37,737     42,906
N.  Total Fixed Charges
     and Preferred Dividends               $ 9,529      $19,045    $ 38,470   $ 40,225   $ 42,095   $ 42,987   $ 45,938   $ 51,140
O.  Ratio of Earnings to Fixed
     Charges (E/D)                            3.19         4.06        3.48       3.38       3.29       3.07       2.70       2.43
P.  Ratio of Earnings to Fixed Charges
     and Preferred Dividends (E/N)            2.55         3.25        2.80       2.74       2.65       2.49       2.22       2.04

                <FN1> Includes a portion of rent expense deemed to be representive of the interest factor.